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                             October 20, 2021

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Post-Qualification
Amendment No. 15 to Form 1-A
                                                            Filed September 22,
2021
                                                            File No. 024-11178

       Dear Mr. Levine:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 15 to Form 1-A Filed September 22, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operation, page
       967

   1.                                                   We note your disclosure
on page 967 indicates that you have    completely sold five (5)
                                                        items off the platform.
   By contrast, however, your disclosure on page 970 indicates that
                                                        you    sold two (2)
Underlying Assets during the period ended December 31, 2020    and
                                                           sold eight (8)
Underlying Assets    during 2021, which suggests that you have sold more
                                                        than five items off of
your platform. Please revise to reconcile these inconsistencies.
       General

   2. Please revise the filing to include the financial statements required by Part F/S (b)(3)(B)
                                                        of Form 1-A. To satisfy
this requirement, consider whether you are eligible to incorporate by reference your Form
1-SA filed on September 28, 2021. Refer to Part F/S (b)(3)(B) of
                                                        Form 1-A and General
Instruction III to Form 1-A.
 Ezra Levine
Collectable Sports Assets, LLC
October 20, 2021
Page 2
3. Based upon the legal opinion provided by counsel, we note that you have added fifty-two new series interests and continue to offer seven other series interests, which you describe, respectively, as the Additional and Amended Series Interests. Please revise the disclosure throughout your offering circular to clearly state which offerings have closed, are ongoing, are ongoing as revised or are new, so that investors can appreciate what securities you are offering at a given point in time. In this regard, the table at the outset of the Offering Circular, as well as your Use of Proceeds, do not clearly state the status of each series offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at
202-551-
3264 with any other questions.



                                                               Sincerely,
FirstName LastNameEzra Levine
                                                               Division of
Corporation Finance
Comapany NameCollectable Sports Assets, LLC
                                                               Office of Trade
& Services
October 20, 2021 Page 2
cc:       Gary Brown
FirstName LastName